[Company Letterhead]

FOIA CONFIDENTIAL TREATMENT REQUEST

Confidential Treatment Requested

By The Ryland Group, Inc.

June 21, 2007

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549-7010

Attention:  Terence O’Brien, Branch Chief

Re:     The Ryland Group, Inc.            File No. 001-08029

Form 10-K for Fiscal Year Ended December 31, 2006

Form 10-Q for Quarter Ended March 31, 2007

Ladies and Gentlemen:

On behalf of The Ryland Group, Inc. (the “Company”), I am writing in response to your letter dated May 16, 2007, which set forth comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the above-referenced filings for the Company.  For your convenience, the full text of the Staff’s comment is reproduced below in italics together with the Company’s response thereto.

Pursuant to Commission Rule 83 (17 C.F.R. §200.83), the Company is requesting confidential treatment for the response provided to the Staff’s Comment 4.  The Company maintains that this is confidential information and requests that such information be maintained in confidence and not be made part of any public record or disclosed to any person.  In the event that the Staff receives a request for access to this information, whether pursuant to the Freedom of Information Act (FOIA) or otherwise, the Company respectfully requests that it be notified immediately so that it may further substantiate this request for confidential treatment.  Please address any notifications of a request for access to this information to the undersigned with a copy to Timothy J. Geckle, Senior Vice President, and General Counsel of the Company.

FOIA CONFIDENTIAL TREATMENT REQUEST

Confidential Treatment Requested

By The Ryland Group, Inc.

Form 10-K for the Fiscal Year ended December 31, 2006

Critical Accounting Policies, Inventory Valuation, page 33

1.     We note your material write-offs of inventory in your year ended December 31, 2006 of $62.9 million and $64.9 million in your quarter ended March 31, 2007, as well as your write off of residential land option deposits of $10.9 million in 2006.  In future filings, your MD&A and critical accounting policy disclosures for housing inventories, particularly with respect to write-offs should be enhanced to provide readers with a better understanding about management’s insights and assumptions with regard to how you have determined the amount of inventory write-offs, the implications thereof, as well as the recoverability of your remaining inventory balance.  It appears that the following revisions would be appropriate and consistent with the guidance in Section 501.12.b.4 of the Financial Reporting Codification.

•      Clarify in your disclosure at what level you assess your assets for recoverability.  For example, it is not clear whether the assessment is at a group level whereby the appreciation of certain assets could offset decreased values in other assets and thus impact the measurement of impairments charges.

•      Disclose the specific business, economic, and competitive factors that caused the material impairments.  Describe the extent to which the assumptions used to calculate the impairments reflect a view by management that future sales and profitability in the impacted regions and businesses will deteriorate.  This disclosure is also appropriate for the goodwill impairment recorded in 2007.

•      You disclose on page 26 that gross margins on home sales in your West homebuilding segment decreased due to inventory valuation adjustments among other factors.  Clarify the nature of the costs you have written off (e.g. land and land development costs, costs associated with construction in progress-completed project or land deposits and costs of future development).  Expand your disclosures to address the new carrying amounts of your operating segments such that a reader can assess the amount of the related capitalized inventory costs that remain for these operating segments.

•      Clarify if your inventory valuation adjustments only affected your West homebuilding segment or why this segment was impacted the greatest.  In this regard, we note your disclosure on page 23 that you experienced increased cancellation rates in each of your four homebuilding segments and your new orders in dollars decreased in each of your four reportable segments year over year.

Please expand your disclosures to provide information as to known trends, uncertainties or other factors that will result in, or that are reasonably likely to result in, any additional material impairment charges in future periods.

FOIA CONFIDENTIAL TREATMENT REQUEST

Confidential Treatment Requested

By The Ryland Group, Inc.

Response:

The Company will expand its disclosure with respect to assessment of assets, factors that may have caused impairments, the nature of costs written down and their geography, in future filings.

Note K: Supplemental Guarantor Information, page 56

2.     Your condensed consolidating balance sheets reflect material intercompany receivable and payable accounts.  Please tell us how these transactions are classified in the condensed consolidating statements of cash flows.  It is not clear whether these transactions should be classified as financing activities pursuant to paragraphs 18 and 136 of SFAS 95.

Response:

The intercompany transactions represent cash operating funding to and from consolidated subsidiaries which have no impact on a consolidated basis and are included in “Net change in other assets, payables and other liabilities” as a component of operating activities, in the condensed consolidating statements of cash flows.  In order to provide more detail, the Company will break these transactions out under financing activities of the supplemental statements of cash flows, in future filings.

Quarterly Financial Data, page 62

3.     In future filings, please revise your quarterly financial data to include gross profit.  This enhanced disclosure would assist a reader in identifying relevant trends in the quarterly operating results.  See also the guidance in Item 302 of Regulation S-K.

Response:

The Company will include gross profit by region in future quarterly filings.

Form 10-Q for the Quarterly Period ended March 31, 2007

Consolidated Balance Sheets, page 4

4.    The 3/31/07 “Other” assets balance comprises approximately 18% of stockholders’ equity.  Please quantify for us the material components of this account.  The GAAP basis for capitalization should be clearly evident.

FOIA CONFIDENTIAL TREATMENT REQUEST

Confidential Treatment Requested

By The Ryland Group, Inc.

Response:

**Rule 83 Confidential Treatment requested by the Company for this response.**

Note 13: Commitments and Contingencies, page 16

5.    We note the reference to joint venture “project development” completion guarantees in Note 13.  Given the adverse business conditions, it appears that this issue should be discussed in greater detail in MD&A so that readers can better understand the extent of the company’s exposure under these guarantees.  Any known adverse developments that could potentially trigger this loss contingency should also be disclosed.  Also, if economic and competitive conditions in a specific geographic area(s) could reasonably be expected to materially impact the likelihood of actualization, then that fact should be disclosed.  See Section 501.02 of the Financial Reporting Codification.

Response:

The Company will discuss any exposure under project completion guarantees, including the development of known adverse conditions that could trigger this loss contingency, in future filings.

As requested by the Staff, the Company hereby acknowledges the following:

•      The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•      Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking action with respect to the Company’s filings; and

•      The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

If you have any questions or comments regarding this filing, please contact Gordon A. Milne, Executive Vice President and Chief Financial Officer of the Company, by telephone at (818) 223-7516 or by fax at (818) 223-7640.

FOIA CONFIDENTIAL TREATMENT REQUEST

Confidential Treatment Requested

By The Ryland Group, Inc.

Thank you for your attention.

Sincerely,

/s/ Gordon A. Milne

Gordon A. Milne
Executive Vice President and
Chief Financial Officer

cc:      Office of Freedom of Information and Privacy Act Operations

Securities and Exchange Commission

Operations Center

6432 General Green Way

Alexandria, VA  221312-2413

Ryan Rohn

Al Pavot